Exhibit B

NATIONAL FUEL RESOURCES, INC.
BALANCE SHEET

	AT MARCH 31,
	2004	2003
ASSETS
Current Assets:
Cash and Temporary
Cash Investments	$5,896,439	$3,780,400
Accounts Receivable - Net	21,133,396	32,218,357
Accounts Receivable - Interco	2,835,784	2,106,159
Notes Receivable - Intercompany	37,500,000	43,500,000
Reserve for Bad Debts	(1,441,729)	(1,931,576)
Gas Stored Underground	4,407,791	238,350
Other Current Assets	202,109	301,308

	70,533,790	80,212,998

Property, Plant, and Equipment
Furniture and Fixtures	1,180,447	1,087,125
Less - Accumulated DD&A	(1,043,282)	(924,545)

	137,165	162,580

Fair Market Value of Derivative
Financial Instruments-Asset	1,457,474	778,410
Other Assets	442,410	56,252

	$72,570,839	$81,210,240

LIABILITIES
Current Liabilities:
Accounts Payable	$8,569,122	$16,083,042
Accrued Liabilities	8,379,777	4,992,733
Current Income Taxes - Federal	930,415	1,932,475
Accounts Payable - Intercompany	6,100,078	4,365,594
Notes Payable - Intercompany	--	--
Dividend Payable	200,000	200,000

	24,179,392	27,573,844

Long Term Liabilities:
Deferred Income Taxes	(1,977,628)	(3,331,332)
Fair Market Value of Derivative
Financial Instruments-Liability	--	--
Miscellaneous Deferred Credits	1,946,477	13,127,026

	(31,151)	9,795,694

Stockholder's Equity:
Common Stock	10,000	10,000
Capital Paid in Excess of Par	33,490,000	33,490,000
Retained Earnings	15,058,213	11,841,420
Unrealized Gain/Loss	(135,615)	(1,500,718)

Total Equity	48,422,598	43,840,702

	$72,570,839	$81,210,240